FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 31, 2006

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 31, 2006	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Item 1

Advanced Semiconductor Engineering, Inc.
FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110	Joseph Tung, CFO / Vice President Freddie Liu, Vice President ir@aseglobal.com
Tel: + 886-2-8780-5489 Fax: + 886-2-2757-6121 http://www.aseglobal.com	Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR YEAR 2006 THIRD-QUARTER

Taipei, Taiwan, R.O.C., October 30, 2006 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues1 of NT$26,726 million for the third quarter of 2006 (3Q06), up 22% year-over-year and up 2% sequentially2. Net income for the quarter totaled NT$4,181 million, up from NT$1,588 million in 3Q05 and down from NT$7,319 million in 2Q06. Diluted earnings per share for the quarter was NT$0.91 (or US$0.139, per ADS), compared to NT$0.35 for 3Q05 and NT$1.58 for 2Q06.

For the nine months ended September 30, 2006, the Company reported net revenues of NT$77,850 million and net income of NT$14,682 million. Diluted earnings per share for the first nine months of 2006 was NT$3.18, or US$0.491 per ADS.

RESULTS OF OPERATIONS

3Q06 Results Highlights

Net revenues contribution from IC packaging operations (including module assembly), testing operations, and others were NT$20,374 million, NT$5,810 million and NT$542 million, respectively, and each represented approximately 76%, 22% and 2% respectively, of total net revenues for the quarter.
Cost of revenues was NT$18,451 million, up 4% year-over-year and down 2% sequentially.

-	As a percentage of total net revenues, cost of revenues was 69% in 3Q06, down from 81% in 3Q05 and from 71% in 2Q06.
-	Raw material cost totaled NT$7,612 million during the quarter, representing 28% of total net revenues; compared with NT$8,137 million and 31% of revenues in the previous quarter.

[1] All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.
[2] In October 2005, the Company disposed of its camera module assembly operation in Malaysia. Accordingly, the historical consolidated financial information presented in this press release has been retroactively adjusted to net out the results of these discontinued operations, which will be presented as a separate line item in our consolidated statement of operations. The consolidated financial information presented herein represents the results of continuing operations only.

1
October 30, 2006

-	Depreciation, amortization and rental expenses totaled NT$3,805 million during the quarter, up 1% year-over-year and up 2% sequentially.

Total operating expenses during 3Q06 were NT$2,155 million, including NT$663 million in R&D and NT$1,492 million in SG&A. Total operating expenses as a percentage of net revenues for the current quarter were 8%, down from 10% in 3Q05 and relatively unchanged from the previous quarter.
Operating profit for the quarter totaled NT$6,120 million, up from NT$5,446 million in the previous quarter. Operating margin improved from 21% in 2Q06 to 23% in 3Q06.
In terms of non-operating items,

-	Net interest expense was NT$303 million, down from NT$338 million a quarter ago primarily due to decrease in total bank loan.
-	Net exchange loss of NT$89 million was mainly attributable to the exchange loss in U.S. based loans and payables due to appreciated US dollars against New Taiwan dollars, partially offset by the exchange gain from stronger Renminbi against U.S. dollars.
-	Gain on long-term investment was NT$219 million relating to investment income from minority-owned affiliates, including NT$88 million of investment income from Universal Scientific Industrial Co. ("USI"), NT$105 million of investment income from InveStar Burgeon Venture Capital, Inc., NT$31 million of investment income from Taiwan Fixed Network Co., Ltd., NT$4 million of investment loss from Hung Ching Construction, and NT$1 million of investment loss from Hung Ching Kwan Co.
-	Other non-operating expenses were primarily related to inventory provision adjustment and other miscellaneous expenses. Together with other non-operating expenses, total non-operating expenses for the quarter was NT$581 million, compared to NT$262 million for 3Q05 and non-operating income of NT$3,146 million for 2Q06.

Income before tax was NT$5,539 million for 3Q06, compared with NT$8,592 million in the previous quarter. The decrease in pre-tax income was primarily attributed to the non-operating income of NT$3,427 related to the fire insurance settlement recorded in the previous quarter.
We recorded an income tax expense of NT$751 million during the quarter. Minority interest adjustment was NT$607 million.
In 3Q06, net income was NT$4,181 million, compared to net income of NT$1,588 million for 3Q05 and NT$7,319 million for 2Q06. For the nine months ended September 30, 2006, the company reported net income of NT$14,682 million, compared with a net loss of NT$7,634 million in the same period 2005.
Our total number of shares outstanding at the end of the quarter was 4,408,252,447. Our fully-diluted EPS for 3Q06 was NT$0.91, or US$0.139 per ADS, based on 4,673,917,628 weighted average number of shares outstanding during the third quarter. EPS for the nine months ended September 30, 2006 was NT$3.18, or US$0.491 per ADS.

LIQUIDITY AND CAPITAL RESOURCES
As of end of September 2006, our cash and other financial assets totaled NT$30,476 million, up from NT$22,360 million as of June end 2006.
Capital expenditures in 3Q06 totaled US$91 million, of which US$47 million was for IC packaging, US$28 million was for testing, and US$16 million was for interconnect materials.
For the nine months ended September 30, 2006, the company spent US$290 million of capital expenditures, including US$127 million for IC packaging, US$100 million for testing, and US$63 million for IC substrate.

2
October 30, 2006

As of the end of 3Q06, we had total bank debts of NT$47,348 million, decreased from NT$50,038 million as of end of 2Q06. Total bank debts consisted of NT$7,526 million of revolving working capital loans, NT$3,974 million of current portion of long-term debts, NT$26,260 million of long-term debts and NT$9,588 million of long-term bonds payable.
Total unused banking facilities were NT$38,819 million.
Current ratio as of end of 3Q06 was 1.66, compared to 1.71 as of end of 2Q06, and net debt to equity ratio was 0.23 as of end of September 2006.
Total number of employees was 27,177 as of September 30, 2006.

BUSINESS REVIEW

IC Packaging Services[3]
Net revenues generated from our IC packaging operations were NT$20,374 million during the quarter, up NT$3,213 million or 19% year-over-year and up NT$419 million or 2% sequentially. On a sequential basis, the increase in packaging revenue was primarily due to favorable product mix changes and volume increase.
Revenues from advanced substrate and leadframe-based packaging accounted for 84% of total IC packaging revenues during the quarter, relatively unchanged from the previous quarter.
Gross margin for our IC packaging operations was 25%, up by nine percentage points year-over-year and up by two percentage points sequentially. The sequential increase in gross margin was primarily due to lower raw material cost in 3Q06.
Capital expenditure for our IC packaging operations amounted to US$47 million during the quarter, of which US$43 million was for wirebonding packaging capacity, and US$4 million was for wafer bumping and flip chip packaging equipment.
As of September 30, 2006, there were 6,544 wirebonders in operation, of which 50 wirebonders were added and 23 wirebonders were disposed of during the quarter.
Revenues from flip chip packages and wafer bumping services accounted for 14% of total packaging revenue, relatively unchanged from the previous quarter.

Testing Services
Net revenues generated from our testing operations were NT$5,810 million, up NT$1,400 million or 32% year-over-year and up NT$110 million or 2% sequentially. Testing ASP remained relatively unchanged compared to 2Q06.
Final testing, wafer sort and engineering testing contributed 76%, 19% and 5% to total testing revenues, relatively unchanged from the previous quarter.
Depreciation, amortization and rental expense associated with testing operation amounted to NT$1,597 million, down from NT$1,724 million in 3Q05 and up from NT$1,585 million in 2Q06.
In 3Q06, gross margin for our testing operations was 44%, up by fourteen percentage points year-over-year and up by one percentage point sequentially.
Capital spending on our testing operations amounted to US$28 million during the quarter.
As of September 30, 2006, there were 1,296 testers in operation, of which 43 testers were added and 61 testers were disposed of during the quarter.

Substrate Operations
PBGA substrate manufactured by ASE amounted NT$2,173 million for the quarter, up by

3 IC packaging services include module assembly services.

3
October 30, 2006

NT$986 million or 83% from a year-ago quarter, and up by NT$164 million or 8% from theprevious quarter. Of the total output of NT$2,173 million, NT$542 million was from sales toexternal customers.
Gross margin for substrate operation was 23% during the quarter, up by sixteen percentage points compared with a year-ago quarter, and down by one percentage point compared with previous quarter.
In 3Q06, the Company’s internal substrate manufacturing operations supplied 42% (by value) of our total substrate requirements.
As of end of September 30, 2006, the Company’s PBGA capacity was at 48 million units per month.

Customers
Our five largest customers together accounted for approximately 28% of our net revenues in 3Q06, decreased from 30% in 3Q05 and increased from 27% in 2Q06. No single customer accounted for more than 10% of our total net revenues.
Our top 10 customers contributed 44% of our net revenues during the quarter, decreased from 46% in 3Q05 and relatively unchanged compared to 2Q06.
Our customers that are integrated device manufacturers, or IDMs, accounted for 44% of our revenues in 3Q06, compared to 42% in 3Q05 and 41% in 2Q06.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE, Inc.’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., IBM Corporation, NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.

4
October 30, 2006

Supplemental Financial Information

Consolidated Operations
Amounts in NT$ Millions	3Q/06	2Q/06	3Q/05
Net Revenues	26,726	26,287	21,822
Revenues by End Application
Communication	38%	36%	36%
Computer	21%	25%	28%
Automotive and Consumers	40%	38%	33%
Others	1%	1%	3%
Revenues by Region
North America	53%	53%	49%
Europe	14%	13%	14%
Taiwan	17%	18%	20%
Japan	11%	9%	11%
Other Asia	5%	7%	6%

IC Packaging Services
Amounts in NT$ Millions	3Q/06	2Q/06	3Q/05
Net Revenues	20,374	19,955	17,161
Revenues by Packaging Type
Advanced substrate & leadframe based	84%	84%	78%
Traditional leadframe based	5%	5%	7%
Module assembly	6%	6%	11%
Others	5%	5%	4%
Capacity
CapEx (US$ Millions) *	47	53	35
Number of Wirebonders	6,544	6,517	6,236
Wafer Bumping 8” (pcs/month)	80,000	78,000	50,000
Wafer Bumping 12” (pcs/month)	15,000	15,000	14,000

Testing Services
Amounts in NT$ Millions	3Q/06	2Q/06	3Q/05
Net Revenues	5,810	5,700	4,410
Revenues by Testing Type
Final test	76%	76%	81%
Wafer sort	19%	19%	16%
Engineering test	5%	5%	3%
Capacity
CapEx (US$ Millions) *	28	58	26
Number of Testers	1,296	1,314	1,330
* Capital expenditure amounts exclude building construction costs.

     Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the nine months ended

	Sep. 30	Jun. 30	Sep. 30	Sep. 30	Sep. 30
	2006	2006	2005	2006	2005
Net revenues:
IC Packaging	20,374	19,955	17,161	59,635	45,239
Testing	5,810	5,700	4,410	16,633	11,855
Others	542	632	251	1,582	538

Total net revenues	26,726	26,287	21,822	77,850	57,632

Cost of revenues	18,451	18,787	17,734	55,440	49,669

Gross profit	8,275	7,500	4,088	22,410	7,963

Operating expenses:
Research and development	663	645	678	1,942	2,019
Selling, general and administrative	1,492	1,409	1,456	4,217	4,377

Total operating expenses	2,155	2,054	2,134	6,159	6,396

Operating income (loss)	6,120	5,446	1,954	16,251	1,567

Net non-operating (income) expenses:
Interest expenses - net	303	338	354	1,000	1,008
Foreign exchange loss (gain)	89	20	(267)	66	(280)
Loss (gain) on long-term investment	(219)	(83)	(12)	(363)	(32)
Loss (gain) on disposal of assets	33	41	5	65	85
Others	375	(3,462)	182	(2,730)	9,758

Total non-operating (income) expenses	581	(3,146)	262	(1,962)	10,539

Income (loss) before tax	5,539	8,592	1,692	18,213	(8,972)

Income tax expense (benefit)	751	435	(40)	1,204	(165)

Income (loss) from continuing operations	4,788	8,157	1,732	17,009	(8,807)

Loss (Income) from discontinued operations	-	-	(41)	-	(123)
Cumulative effect of change in accounting
principle	-	-	-	457	-

Income (loss) before minority interest	4,788	8,157	1,773	16,552	(8,684)

Minority interest	607	838	185	1,870	(1,050)

Net income (loss)	4,181	7,319	1,588	14,682	(7,634)

Per share data:
Earnings (loss) per share
– Basic	NT$0.95	NT$1.67	NT$0.36	NT$3.34	NT$(1.75)

– Diluted	NT$0.91	NT$1.58	NT$0.35	NT$3.18	NT$(1.75)

Earnings (loss) per pro forma equivalent ADS
– Basic	US$0.145	US$0.259	US$0.057	US$0.516	US$(0.276)

– Diluted	US$0.139	US$0.245	US$0.055	US$0.491	US$(0.276)

Number of weighted average shares used in	4,673,918	4,673,421	4,580,884	4,661,961	4,366,562
diluted EPS calculation (in thousands)

Exchange rate (NT$ per US$1)	32.70	32.12	32.00	32.36	31.63

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Sep. 30, 2006	As of Jun. 30, 2006

Current assets:
Cash and cash equivalents	22,980	17,038
Financial assets – current	7,496	5,322
Notes and accounts receivable	14,134	13,471
Inventories	5,893	6,528
Others	3,672	9,471

Total current assets	54,175	51,830

Financial assets – non current	5,612	5,238
Properties – net	73,123	73,294
Other assets	11,611	10,909

Total assets	144,521	141,271

Current liabilities:
Short-term debts – revolving credit	7,526	5,482
Short-term debts – current portion of long-term debts	3,974	3,512
Notes and accounts payable	8,978	9,402
Others	12,118	12,008

Total current liabilities	32,596	30,372

Long-term debts	26,260	31,640
Long-term bonds payable	9,588	9,404
Other liabilities	2,481	2,497

Total liabilities	70,925	73,913

Minority interest	10,545	9,280

Shareholders’ equity	63,051	58,078

Total liabilities & shareholders’ equity	144,521	141,271

Current Ratio	1.66	1.71
Net Debt to Equity	0.23	0.41